[ELRON LOGO]


                                                               February 16, 2006

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the "Company") to be held at 10:00 a.m., Israel time, on March 12, 2006, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked:

(1) to re-elect Mr. Yaacov Goldman as an External Director, as defined in the Israeli Companies Law, 1999, to the Board of Directors of the Company;

(2) to approve payment of the remuneration of the External Directors of the Company in the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002 as more fully described in the accompanying Proxy Statement; and

(3) to approve and ratify the consulting agreement between the Company and Prof. Yair Be'ery, a director of the Company as more fully described in the accompanying Proxy Statement; and


       For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote "FOR" the resolutions, specified on the enclosed form of proxy.

       We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

Thank you for your cooperation.



                                Very truly yours,


         AMI EREL                            DORON BIRGER

Chairman of the Board of Directors           President & Chief Executive Officer

Tel-Aviv, Israel
February  1, 2006

                        ELRON ELECTRONIC INDUSTRIES LTD.
               NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

       Notice is hereby given that a Special General Meeting of Shareholders (the "Meeting") of Elron Electronic Industries Ltd. (the "Company") will be held at 10:00 a.m, Israel time, on March 12, 2006, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

       In the Meeting the following issues will be brought before the shareholders:

(1) to re-elect Mr. Yaacov Goldman as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company;

(2) to approve payment of the remuneration of the External Directors of the Company in the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002 as more fully described in the accompanying Proxy Statement; and

(3) to approve and ratify the consulting agreement between the Company and Prof. Yair Be'ery, a director of the Company as more fully described in the accompanying Proxy Statement; and

     Shareholders of record at the close of business on February 14, 2006 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

       Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 10:00 a.m., Israel time, on March 10, 2006. Shareholders may revoke their proxies by providing written notice to the Company no later than 48 hours prior to the Meeting. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

       Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.



                       By Order of the Board of Directors,


         AMI EREL                                    DORON BIRGER

Chairman of the Board of Directors                   President & Chief Executive
                                                     Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.
                                3 Azrieli Center
                        The Triangle Building, 42nd Floor
                                Tel-Aviv, Israel


                                 PROXY STATEMENT

       This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.003 nominal value (the "Ordinary Shares"), of Elron Electronic Industries Ltd. (the "Company" or "Elron") in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the "Meeting" ) to be held on March 12, 2006, at 10:00 a.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

     It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to re-elect Mr. Yaacov Goldman as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company; (2) to approve payment of the remuneration of the External Directors of the Company in the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002 as more fully described below; and (3) to approve and ratify the consulting agreement between the Company and Prof. Yair Be'ery, a director of the Company as more fully described below..

    The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

       A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Athough abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

       Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on February 14, 2006 will be entitled to a notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about February 17, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

       On January 1, 2006, the Company had issued and outstanding 29,510,954 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Special General Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 1, 2006, the number of Ordinary Shares owned by (i) all shareholders known to Elron to own more than 5% of Elron's Ordinary Shares and (ii) all directors and officers as a group:


--------------------------------------------------------------------- ------------------ ------------------
                                                                          Number of         Percent of
                                                                          Ordinary           Ordinary
Name and Address                                                           Shares             Shares
--------------------------------------------------------------------- ------------------ ------------------
Discount Investment Corporation Ltd. ("DIC")(1) ..................       14,008,769         47.5%
   3 Azrieli Center, 44th Floor
   Tel Aviv 67023, Israel
--------------------------------------------------------------------- ------------------ ------------------
Clal Insurance Group (2)..........................................       155,005            0.53%
   Tel Aviv, Israel
--------------------------------------------------------------------- ------------------ ------------------
All directors and officers as a group (3).........................       241,552            0.81%
--------------------------------------------------------------------- ------------------ ------------------


(1) IDB Holding Corporation Ltd. ("IDBH") is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance Enterprise Holdings Ltd. ("Clal"). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

       As of January 1, 2006, approximately 51.7% of the outstanding share capital of IDBH was owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden Investments"), a wholly owned Israeli subsidiary of Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which held 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor Investments"), a majority owned Israeli subsidiary of Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company controlled by Ruth Manor, which held 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat Investments"), a wholly owned Israeli subsidiary of Avraham Livnat Ltd. ("Livnat Ltd."), a private Israeli company controlled by Avraham Livnat, which held 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition to the above-mentioned holdings of shares of IDBH, as of January 1, 2006, (i) Ganden Holdings held approximately 8.73% of the equity and voting power of IDBH, (ii) Ganden Investments owned approximately 6.71% of the outstanding shares of IDBH, (iii) Shelly Bergman held , through a private Israeli company wholly owned by her, approximately 7.23% of the equity of and voting power in IDBH, (iv) Manor Holdings held approximately 0.03% of the equity and voting power in IDBH and (v) Livnat Ltd. held approximately 0.04% of the equity and voting power in IDBH. These additional holdings of shares of IDBH are not subject to the Shareholders Agreement referred to above.


As of February 13, 2006: Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal; Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC; Shay Livnat (a son of Avraham Livnat) is a director of IDBD; Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal; and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and the Company.

DIC's address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of January 1, 2006, the other major shareholders of Clal were Bank Hapoalim B.M., which held approximately 18.34% of Clal's shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.), and mutual and provident funds that are controlled by Bank Leumi Le'Israel B.M., which held approximately 4.98%. None of the remaining shareholders of Clal held more than 5% of its shares.

The Clal Insurance Group's address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3) This amount includes 241,552 shares underlying options that are currently exercisable or that will become exercisable within 60 days of January 1, 2006. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

                  ITEM 1 - RE- ELECTION OF AN EXTERNAL DIRECTOR


       Pursuant to the Companies Law, 1999, as amended (the "Companies Law"), the Company is required to have two External Directors on its board of directors which shall be appointed by the shareholders of the Company. The initial term of one of the Company's External Directors, Mr. Yaacov Goldman expires on March 1, 2006 and the Board of Directors has recommended that he be re-elected as an External Director of the Company for a second term of office, which, in accordance with the Companies Law as currently in effect, will be three years. Mr. Goldman does not hold any of the Ordinary Shares of the Company.

       Yaacov Goldman joined Elron as an External Director in March 2003. He serves as a member of Elron's Audit Committee and is Elron's designated financial expert on the Audit Committee. Mr. Goldman also serves as a director of Bank Leumi Le'Israel B.M., Mer Telemanagement Solutions Ltd. and Golden House Ltd. Mr. Goldman serves as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. Commencing in 1981 Mr. Goldman worked for Kesselman & Kesselman (member firm of PriceWaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from the Tel Aviv University

       The Companies Law provides that a person may not be appointed as an External Director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as External Director, or had, during the two years preceding that date, any affiliation with the Company, any entity controlling the Company or any entity controlled by the Company or by this controlling entity. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

       No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director.

       The Company is not aware of any reason why Mr. Goldman, if re-elected, would not be able to serve as an External Director. Mr. Goldman has delivered to the Company a declaration, confirming that he complies with the qualifications for an External Director under the Companies Law.

       Proxies (other than those directing the proxy holders not to vote for the nominee) will be voted for the re-election of Mr. Goldman to hold office for three years, commencing on his election.

It is proposed that at the Meeting, the following Resolution be adopted:

       "RESOLVED, that Mr. Yaacov Goldman is re-elected as an External Director in the Company."

       The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following (a) at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, or (b) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the re-election of Mr. Goldman

The Board of Directors recommends a vote FOR approval of this resolution.



       ITEM 2 - APPROVAL OF REMUNERATION OF EXTERNAL DIRECTORS

       The Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, as amended (the "Regulations") increased the maximum amounts that a company, which is subject to the Regulations, may pay its External Directors in recognition of the additional duties, demands and burden placed upon them under U.S. securities laws and NASDAQ National Market rules.

       The maximum amounts currently permitted under the Regulations (as amended by the Alleviation Regulations) with respect to the Company for the annual fee is NIS 100,000 (approximately US$21,300) per annum ("Annual Fee") , and for the attendance fee is NIS 3,000 (approximately US$640) per meeting of the Board of Directors or committee thereof attended by the External Director ("Attendance Fee") (each linked to the Israeli Consumer Price Index, in accordance with the Regulations).

       The Audit Committee and the Board of Directors approved the increase of the remuneration of the External Directors of the Company to the maximum permitted by the Regulations:

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, to approve the payment of the Annual Fee and the Attendance Fee to the External Directors in the maximum amount permitted under the Regulations."

       The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, is necessary for approval of this resolution.

       The Audit Committee and the Board of Directors recommends a vote FOR approval of this resolution.

              ITEM 3 - APPROVAL OF CONSULTING AGREEMENT BETWEEN THE
                         COMPANY AND PROF. YAIR BE'ERY

       The Company has engaged Prof. Yair Be'ery, a director of the Company, pursuant to an agreement entered into with effect from January 1, 2005 to provide certain consulting services to the Company (the " Be'ery Agreement"). These services consist of representation on the board of directors of the Company's group companies, assistance in connection with assessing new investments by the Company and general consulting to the Company's management in connection with its group companies. Prof. Be'ery has been providing such services to the Company since January 1, 2005. The term of the engagement continues until December 31, 2006. In consideration for the services, Prof. Be'ery will be compensated by the New Israeli Shekel equivalent of $5000 (plus Value Added Tax at the applicable rate) per month plus expenses approved in advance by the Company, in addition to and without derogating from his compensation as a director of the Company. The Be'ery Agreement has been approved by the Company's Audit Committee and Board of Directors.

       It is proposed that at the Meeting, the following Resolution be adopted:

         "RESOLVED, to approve and ratify the Consulting Agreement between the Company and Prof. Yair Be'ery on the terms set forth in the accompanying Proxy Statement."

       The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, is necessary for approval of this resolution.

       The Audit Committee and Board of Directors recommend a vote FOR approval of this resolution.



                       By Order of the Board of Directors,


AMI EREL                                             DORON BIRGER

Chairman of the Board of Directors                   President & Chief Executive
                                                     Officer

                                                                      Appendix 1

                        ELRON ELECTRONIC INDUSTRIES LTD.
                 THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 12, 2006

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business February 14, 2006 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on March 12, 2006, at 10:00am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:


1. To re-elect Mr. Yaacov Goldman as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company.

           |_|FOR              |_|AGAINST            |_|ABSTAIN

2. To approve payment of the remuneration of the External Directors of the Company in the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002 as more fully described in the accompanying Proxy Statement

           |_|FOR              |_|AGAINST            |_|ABSTAIN

3. To approve and ratify the consulting agreement between the Company and Prof. Yair Be'ery , a director of the Company as more fully described in the accompanying Proxy Statement.

           |_|FOR              |_|AGAINST            |_|ABSTAIN

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed above.





                                                  Dated:
                                                  ----------------------, 2006


                                                  ------------------------------

                                                  ------------------------------


                                                  IMPORTANT: Please sign exactly
                                                  as name appears at the left.
                                                  Each joint owner should sign.
                                                  Executors, administrators,
                                                  trustees, etc. should indicate
                                                  the capacity in which they
                                                  sign.